                                                                     EXHIBIT 1.1


BLACKHAWK BANCORP, INC.
400 Broad Street, Beloit, WI 53511


                          [BLACKHAWK STATE BANK LOGO]



                              FOR IMMEDIATE RELEASE

Contact: Dennis M. Conerton, President and Chief Executive Officer
Phone: 608-364-8911
FAX: 608-364-8946

                 BLACKHAWK BANCORP, INC. ANNOUNCES NEW DIRECTORS

     Beloit, WI - August 1, 2000 -- Dennis M. Conerton, President and Chief Executive Officer, announced today that the Board of Directors of Blackhawk Bancorp, Inc. has elected two new members to the Board of Blackhawk Bancorp, Inc. and its wholly-owned subsidiary, Blackhawk State Bank. They are Sunil Puri and Charles J. Howard.

     "We are extremely pleased to have these individuals join Blackhawk Bancorp's Board of Directors as we broaden our service region. These are widely respected business leaders known for their entrepreneurial and philanthropic philosophies and success. We welcome their knowledge and experience as we execute our growth objectives in our entire market area," stated Conerton.

     Sunil Puri is currently the President and sole owner of First Rockford Group, Inc., a diversified real estate development firm based in Rockford, Illinois. While most of Mr. Puri's projects are based in Southern Wisconsin and Northern Illinois, he has also developed properties in California, Arizona, Florida and an international project in Pune, India.

     Mr. Puri is active in a number of not-for-profit and civic organizations including the Rockford Local Development Corporation, the Rockford Area Council of 100 (the regional economic development organization for the Rockford metropolitan area), the Perryville Path Committee, League of Women Voters, Rockford Homebuilders Association, the International Council of Shopping Centers, the Asian American Hotel Owners Association, the New American Theatre and Womenspace. He served as the first private citizen representative on the Rockford Register Star's Editorial Board. Additionally, Mr. Puri has served as a board member for a number of private organizations.

     Mr. Puri received a BS in Accounting from Rockford College in 1982. He resides with his wife and children in the Rockford area.

     Charles J. Howard is Chairman of the Board and Chief Executive Officer of William Charles, Ltd. The company is currently engaged in four primary lines of business: Heavy Construction Contracting and Environmental Services, Landfills and Waste Management, Heavy and Medium Duty Truck Sales and Service, and Real Estate Development. In addition to the four operating divisions of William Charles, Ltd., the organization established the William S. Howard Trust in 1982. Annually, the trust grants funds to designated charities for handicapped or disadvantaged youth in Winnebago County. Charles Howard is Director of the Trustees.

     Active in the community, Mr. Howard serves on the Boards of Directors of several organizations including Rockford College, the Rockford Area Council of 100, Swedish American Hospital, the Harlem High

School Scholarship Fund/Foundation, Northwest Illinois Contractors Association, Project First Rate and the Northern Illinois Building Contractors Association.

     A Rockford native, Mr. Howard graduated from the University of Wisconsin with a BS degree in Civil Engineering in 1969. He and his wife reside in the Rockford area and have two grown children.

     Blackhawk State Bank is a wholly owned subsidiary of Blackhawk Bancorp, Inc. with total assets of approximately $309,000,000. The bank has five offices in Beloit, Wisconsin, two in Belvidere, Illinois as well as offices in Rockford, Roscoe, Rochelle and Oregon, Illinois. Blackhawk Bancorp's stock is publicly traded on the Over the Counter Market under the symbol BKHB.


                                      -30-